TSINGTAO

05010598

RECEIVED

2005 AUG 22 P 2:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
Hong Kong Road, Central
Qingdao, 266071
P.R.C.

August 12, 2005

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

PROCESSED
AUG 2 2 2005
THOMSON
FINANCIAL

SUN Xiaohang

(Enclosures)

cc: Lu Yuan
(Tsingtao Brewery)
Da-Wai Hu / Peng Jiang
(Sullivan & Cromwell LLP)

dlw 8/22

File No.: 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 12, 2005

A. ANNOUNCEMENT OF BECOMING THE SPONSOR OF BEIJING 2008 OLYMPIC GAMES.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT
OF BECOMING THE SPONSOR OF BEIJING 2008 OLYMPIC GAMES

Tsingtao Brewery Company Limited (the "Company") has entered into a sponsorship agreement in relation to the Beijing 2008 Olympic Games with the Beijing Organizing Committee for the Games of the XXIX Olympiad in Beijing in the morning of 11 August 2005, and has become the Official Domestic Beer Sponsor of the Beijing 2008 Olympic Games.

By virtue of extensive celebrity of the brand name of Tsingtao beer, its established excellence in quality and good corporate image, the Company has become the Official Domestic Beer Sponsor of the Beijing 2008 Olympic Games. It is an important step for the brand name of Tsingtao beer to be internationalized. The Company will further enhance the global brand image and international influence of Tsingtao beer by utilizing the international display platform suggested by the Beijing 2008 Olympic Games, so as to create more value for the shareholders.

It is hereby announced accordingly.

The Board of
Tsingtao Brewery Company Limited

Qingdao, 11 August, 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Sun Mingbo, Mr. Liu Yingdi, Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows (Vice Chairman), Mr. Mark F Schumm
Independent Directors: Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan, Mr. Poon Chiukwok